Exhibit 99.1

Quhuo Advances Global Strategy, Expanding On-Demand Delivery Services to International Markets

BEIJING, May. 7, 2024 /PRNewswire/ -- In recent years, for various reasons, many Chinese concept stocks have been consistently undervalued in overseas capital markets. However, some Chinese e-commerce companies have gone against the current with their professional capabilities in global markets, gaining widespread recognition and showcasing the immense potential for the internationalization of Chinese brands. Against this backdrop, Quhuo (NASDAQ: QH) — a leading gig economy platform focusing on local life services — plans to extend its mature on-demand delivery services to overseas markets, exploring new growth opportunities globally.

The international on-demand delivery market boasts a massive consumer scale and high growth potential. According to Brainy Insights, the global online delivery market is expected to grow from USD 216.21 billion in 2022 to USD 667.04 billion by 2032. However, compared to the development of the on-demand delivery industry in China, overseas delivery services generally face challenges such as poor service experience, insufficient capacity to handle large volumes of orders, and high delivery costs. In countries and districts like Europe, the United States, and Singapore, high delivery costs have directly impacted service accessibility and consumer satisfaction, limiting the potential for market expansion.

As a leading domestic on-demand delivery service company, Quhuo, with its operation model and professional technical capabilities that have been validated in the domestic market, extends its mature on-demand delivery services to overseas markets. The company aims to further develop online delivery services through cooperation with local on-demand consumption service platforms.

According to Gang Wang, Chief Operating Officer of Quhuo, the Company has identified Southeast Asia as the priority region for its international expansion from 2024. The Company focuses on analyzing and testing business models and forecasts in the Southeast Asian market and conducts in-depth feasibility studies on other international markets such as Australia, the Middle East, and North America.

In terms of market entry and cooperation, the Company will use the local on-demand delivery market as an entry point, collaborating with local service providers and labor forces. Currently, Quhuo is discussing cooperation methods with leading on-demand consumption service platforms in the United States, Singapore, and Thailand, laying a solid foundation for its overseas market layout.

Operationally, the company will rely on the Quhuo+ technology platform to improve the fulfillment efficiency of service orders through data analysis and AI technology. Over the past decade, leveraging the management advantages of the Quhuo+ platform, Quhuo has successfully managed multiple life service scenarios such as food delivery, ride-hailing, and housekeeping under a unified digital management system. The platform has facilitated flexible deployment of service personnel during peaks and troughs of different scenarios, reducing costs and improving efficiency while increasing overall income for service personnel, achieving a win-win for all parties involved.

In terms of employment support, Quhuo is committed to providing job opportunities for groups in need of flexible employment, such as students, unemployed individuals, and retirees. The company offers a variety of delivery tasks, including easy tasks during off-peak hours and orders that do not require fast completion. Such arrangements allow workers to choose the type of task that suits their lifestyle and availability, truly making use of fragmented time to balance work and life. Additionally, Quhuo has set specific delivery zones for workers, allowing them to work near their homes, which can reduce commuting time and physical exhaustion while improving work efficiency.

At the same time, Quhuo hopes to create a large number of stable jobs in the on-demand delivery industry in Southeast Asia. According to the "Food delivery platforms in Southeast Asia" released by Momentum Works in 2023, the total transaction volume (GMV) of Southeast Asia's food delivery platforms continues to grow, reaching $17.1 billion last year. The report also indicates that despite rapid market growth, a large population remains underserved by delivery services, suggesting immense potential and market space in the on-demand delivery industry. Through its advanced Quhuo+ technology platform, Quhuo can provide training and career development opportunities for workers. The platform has set up a series of targeted training programs, covering on-demand delivery operations, customer service skills, time management, and the use of professional delivery tools and technology. These trainings help workers enhance their skills, increase job stability, and secure income. The company firmly believes that as the Southeast Asian market further develops, it will attract a large workforce to the on-demand delivery industry, thereby injecting new vitality into local economic growth.

According to the company's management, Quhuo expects to implement on-demand delivery in three Southeast Asian countries by the end of 2024. By 2025, the business will expand to more than five new countries and explore other regional markets, driving a significant increase in company revenue,.

As Quhuo expand globally, the company is seeking to grow through its "Last Mile" delivery service, which is committed to providing more convenient life services to global consumers. This international effort is expected to open new growth paths for Quhuo, significantly boosting its revenue and market share.

About Quhuo Limited

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

Safe Harbor Statements

This press release contains ’‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets, as well as the development of the COVID-19 pandemic and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

SOURCE Quhuo Limited

For further information: Quhuo Limited, E-mail: pr@meishisong.cn